Exhibit 23.1

Independent Auditors' Consent

The Board of Directors

Golden Cycle Gold Corporation:

We consent to the incorporation by reference in the registration statements (No. 33-47877 and 333-12245) on Form S-3 and (Nos. 33-62952 and 333-26975) on Form S-8 of Golden Cycle Gold Corporation of our report dated April 5, 2004, with respect to the consolidated balance sheet of Golden Cycle Gold Corporation and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows, for the year ended December 31, 2003, which report appears in the December 31, 2003, annual report on Form 10-K of Golden Cycle Gold Corporation.

Ehrhardt Keefe Steiner & Hottman, P.C.

Denver , Colorado
April 13, 2004